Agreement on the Transfer of Distribution Rights between

ICT Integrated Circuit Testing
Gesellschaft fur Halbleiterpruftechnik mbH,

EBETECH Electron-Beam Technology Vertriebs GmbH and
MRS Technology Inc., Chelmsford, Massachusetts, USA

Preamble

According to the Business Agreement as of 19 October 1994 between ICT Intetegrated Circuit Testing Gesellschaft fur Halbleiterpruftechnik mbH ("ICT") and MRS Technology, Inc. ("MRS") ICT has sold to MRS distribution rights for electronbeam components and systems for the Flat Panel Display and Multi-chip module production developed by ICT and MRS (Supply, Distribution and Licensing Agreement). According to the shareholders' resolution in the Memorandum of Understanding as of 3 July 1995 these distribution rights have been extended under Clause 6 of the Memorandum of Understanding.

This Agreement is based on the Business Agreement as of 19 October 1994 as well as the Memorandum of Understanding as of 3 July 1995.



















25. September 1996
CR/bre/win/M





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Section 1     Transfer of Distribution Rights

The parties agree that the distribution rights sold to MRS, described in the "Supply, Distribution and Licensing Agreement" as of 19 October 1994 in more detail, are transferred to EBETECH Eletron-Beam Technology Vertriebs GmbH ("EBETECH") according to the conditions stipulated in the contracts as of 19 October 1994 and in the Memorandum of Understanding as of 3 July 1995, unless this Agreement determined anything to the contrary.

The Business Agreement concluded between ICT and MRS is, therefore, amended that with effect of this Agreement EBETECH is the holder of the distribution rights for the elctron beam components and systems for the Flat Panel Display and Multichip module production.

Section 2     Purchase Price

For the transfer of the distribution rights including the extention by the Memorandum of Understanding MRS shall receive a purchase price of DM 210,000.00 (In words: Deutsche Mark two hundred and ten thousand). The amount shall not be immediately due for payment.

Section 3     Maturity

The amount shall be due for payment on the following alternative preconditions:

a) EBETECH sells one or two of the 2 "LCD testers"; in this case 50% of the liability arising from this contract under section 2 will fall due, i.e. EBETECH will pay 50% of the purchase price under section 2 to MRS within 10 days cash is received by EBETECH.
b) The shares in EBETECH are transferred to a third party. In this case the total purchase price (less any payments made under Section 3 a) for the transfer of the distribution rights under section 2 must be assumed by the buyer of the shares in EBETECH and paid by EBETECH to MRS.

Section 4     Consent

The consent to the transfer of Business Agreement between ICT and MRS as of October 19, 1994 including all rights involved to EBETECH is granted.

Section 5     Miscellaneous

Should some of the provisions of this agreement be ineffective or not feasible, this shall not affect the effectiveness and feasibility of the other provisions as a whole. The ineffective or not feasible provisions shall be replaced by such provisions which come closest to the economic purpose to the ineffective or not feasible provisions.

25.September 1996
CR/bre/win/M


Munich/Chelmsford this 26 day of September 1996.


/s/Dr. Hans-Peter Feuerbaum
ICT Integrated Circuit Testing
Gesellschaft fur Halbleiterpruftachnik
mbH

/s/Peter Fazekas
ICT Integrated Circuit Testing
Gesellschaft fur Halbleiterpruftachnik
mbH

/s/Dr. Brunner
EBETECH Electron-Beam Technology
Vertriebs GmbH

/s/Richard Haas
EBETECH Electron-Beam Technology
Vertriebs GmbH

/s/John L.Steele
MRS Technology, Inc., Chelmsford









25.September 1996
CR/bre/win/M

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